SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

São Paulo, SP, Brazil, June 28, 2019 - GAFISA S.A. (B3: GFSA3; OTC: GFSAY) (“Gafisa” or “Company”), makes available to the Market the following notice received yesterday:

“BRAZILIAN MULTIMARKET INVESTIMENTS LLC – BMI, a foreign company headquartered in the United States of America, in the State of Delaware, at 16192 Coastal Highway, nº 19958, Lewes, enrolled with the corporate taxpayer’s ID (CNPJ) under No. 28.955.189/0001-95, hereinafter referred to as “BMI” or Investor”, pursuant to Article 12 of Instruction issued by the Brazilian Securities and Exchange Commission No. 358 of January 3, 2002, and further amendments (“ICVM 358”), hereby, respectfully,  informs and clarifies to GAFISA S.A. (“Investee” or “GAFISA”) the following:

  BMI acquired 3,629,058 outstanding common shares issued by GAFISA and now holds 5.11% of total common shares representing the Investee’s capital stock, considered relevant shareholding, pursuant to Article 12, Paragraph 1 of ICVM 358. (“Relevant Shareholding”)

  The Investor’s interest in the Investee’s capital stock is only for investment purposes. BMI declares that businesses neither aimed at altering the ownership structure nor the administrative structure of GAFISA.

  Investor declares it does not hold other shares, securities and derivative financial instruments referenced in those shares, whether for physical or financial settlement of GAFISA.

  BMI declares it did not execute any contract or agreement to regulate the exercise of the voting right, the purchase and sale of securities issued by Investee.

  For the purposes of Article 119 of Law No. 6.404 of 1976, Investor informs that its legal representative in Brazil is Foco Distribuidora de Títulos e Valores Mobiliários LTDA., a financial institution enrolled with the corporate taxpayer’s ID (CNPJ) No. 00.329.598/0001-67, headquartered in the City and State of São Paulo, at Rua Tabapuã, nº 888, 1º floor, room 18, Itaim Bibi, pursuant to BACEN Resolution No. 2689/00.

In view of the aforementioned, we request you, in the capacity of Investee’s Investor Relations Officer to immediately take the measures for prompt disclosure of information contained herein, pursuant to Article 12 of ICVM 358.”

GAFISA S.A.

Roberto Luz Portella

Chief Executive, Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 29, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer